# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BranchOut Food Inc., CIK 0001962481
CUSIP: 105230106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0002033227
Persons authorized to receive notices and communications: Daniel L. Kaufman, 2158 Park Boulevard, San Juan, Puerto Rico (PR), 00913, (802) 368-5885

## Reporting persons
- Kaufman Kapital LLC (CIK 0002033227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 6,813,306; shared voting power 0; sole dispositive power 6,813,306; shared dispositive power 0; aggregate amount beneficially owned 6,813,306 (34.5% of the class)
  Comment: 1 This amount includes (i) 1,659,457 shares of Common Stock held directly, (ii) 3,824,848 shares of Common Stock issuable upon conversion of $2,900,000 of outstanding principal under the Convertible Note at $0.7582 per share, (iii) 829,001 shares of Common Stock issuable upon conversion of approximately $628,600 of accrued and unpaid interest under the Convertible Note at $0.7582 per share, and (iv) 500,000 shares of Common Stock issuable upon exercise of the $1.50 Warrant. Interest continues to accrue at 12% per annum on $2,900,000 of outstanding principal.
  
  2 The percentage is calculated based upon a denominator that includes (i) 14,582,416 shares outstanding as of March 25, 2026 (as reported in the Issuer's Annual Report on Form 10-K filed March 31, 2026) and (ii) an aggregate of 5,153,849 shares issuable upon conversion and exercise of derivative securities held by the Reporting Persons.
- Daniel Louis Kaufman (CIK 0002001906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,813,306; shared voting power 0; sole dispositive power 6,813,306; shared dispositive power 0; aggregate amount beneficially owned 6,813,306 (34.5% of the class)
  Comment: 1 This amount includes (i) 1,659,457 shares of Common Stock held directly, (ii) 3,824,848 shares of Common Stock issuable upon conversion of $2,900,000 of outstanding principal under the Convertible Note at $0.7582 per share, (iii) 829,001 shares of Common Stock issuable upon conversion of approximately $628,600 of accrued and unpaid interest under the Convertible Note at $0.7582 per share, and (iv) 500,000 shares of Common Stock issuable upon exercise of the $1.50 Warrant. Interest continues to accrue at 12% per annum on $2,900,000 of outstanding principal.
  
  2 The percentage is calculated based upon a denominator that includes (i) 14,582,416 shares outstanding as of March 25, 2026 (as reported in the Issuer's Annual Report on Form 10-K filed March 31, 2026) and (ii) an aggregate of 5,153,849 shares issuable upon conversion and exercise of derivative securities held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: BranchOut Food Inc.
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Comment:
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on October 17, 2024 (the "Original 13D"), as amended by Amendment No. 1 filed on December 11, 2024 ("Amendment No. 1," and together with the Original 13D, as amended, the "Schedule 13D"), by Daniel L. Kaufman ("Kaufman") and Kaufman Kapital LLC ("Kaufman Kapital," and together with Kaufman, the "Reporting Persons") with respect to the common stock, $0.001 par value per share (the "Common Stock"), of BranchOut Food Inc., a Nevada corporation (the "Issuer"). The Original 13D was filed upon the Reporting Persons' transition from Schedule 13G (initially filed August 8, 2024) to Schedule 13D following shareholder approval on October 14, 2024 of the issuance of shares in excess of the Nasdaq 19.9% limit.

This Amendment is being filed to report (i) the exercise by Kaufman Kapital of a warrant to purchase 1,000,000 shares of Common Stock on June 5, 2025, (ii) the entry by Kaufman Kapital and the Issuer into a Warrant Exercise and Amendment to Notes and Warrant Agreement on June 1, 2025, (iii) the conversion by Kaufman Kapital of $500,000 of principal under the Convertible Note (as defined below) into 659,457 shares of Common Stock on January 28, 2026, (iv) the issuance by the Issuer of a new Senior Secured Promissory Note to Kaufman Kapital on January 28, 2026, (v) the repayment in full of a prior Senior Secured Promissory Note, and (vi) updates to Items 2, 3, 4, 5 and 6 of the Schedule 13D. Except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to disclose that Deven Jain, who was described in the Original 13D as having been an analyst at Kaufman Kapital since June 2024, no longer has any employment or contractor relationship with Kaufman or Kaufman Kapital. Mr. Jain's contractor relationship with Kaufman Kapital ended in early 2025. Mr. Jain continues to serve as a director of the Issuer. The Reporting Persons do not have any agreement or arrangement with Mr. Jain regarding his service as a director or his voting on any matter.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Additional Advance Under Convertible Note. On December 9, 2024, Kaufman Kapital made an additional loan to the Issuer under the Convertible Note in the amount of $1,400,000, bringing the total principal outstanding under the Convertible Note to $3,400,000. This transaction was reported in Amendment No. 1.

Warrant Exercise. On June 5, 2025, Kaufman Kapital exercised in full a warrant (the "$1.00 Warrant") to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00 per share, for an aggregate cash payment to the Issuer of $1,000,000. The source of funds for the warrant exercise was working capital of Kaufman Kapital, derived from the personal funds of Kaufman.

Convertible Note Conversion. On January 28, 2026, Kaufman Kapital converted $500,000 of outstanding principal under the 12% Senior Secured Convertible Promissory Note (the "Convertible Note") into 659,457 shares of Common Stock at the fixed conversion price of $0.7582 per share. No cash consideration was paid or received in connection with the conversion. Following the conversion, $2,900,000 of principal remains outstanding under the Convertible Note.

New Senior Secured Promissory Note. On January 28, 2026, Kaufman Kapital loaned $1,500,000 to the Issuer pursuant to a Senior Secured Promissory Note in the principal amount of $1,500,000 (the "New Secured Note"). The New Secured Note bears interest at a rate of 8% per annum and matures on January 28, 2027. The New Secured Note is not convertible into Common Stock. The Issuer's obligations under the New Secured Note are secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement (as defined in the Original 13D). The source of funds for the $1,500,000 loan was working capital of Kaufman Kapital, derived from the personal funds of Kaufman.

Repayment of Prior Secured Note. The Senior Secured Promissory Note in the original principal amount of $1,200,000 (as increased by a $300,000 additional advance), issued to Kaufman Kapital on August 29, 2024 (the "Prior Secured Note"), has been repaid in full by the Issuer during the year ended December 31, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, and supersedes and replaces in its entirety the Item 4 disclosure in the Original 13D and Amendment No. 1, as follows:

June 2025 Warrant Exercise and Amendment. On June 1, 2025, Kaufman Kapital and the Issuer entered into a Warrant Exercise and Amendment to Notes and Warrant Agreement (the "June 2025 Amendment"), pursuant to which: (i) Kaufman Kapital agreed to exercise the $1.00 Warrant in full for $1,000,000 cash, (ii) the expiration date of the warrant to purchase 500,000 shares of Common Stock at $1.50 per share (the "$1.50 Warrant") was extended from December 31, 2025 to December 31, 2026, (iii) the maturity date of the Convertible Note was extended from December 31, 2025 to December 31, 2026, (iv) the maturity date of the Prior Secured Note was extended to December 31, 2025, and (v) the Issuer agreed not to prepay more than $2,400,000 of principal outstanding under the Convertible Note prior to September 30, 2026 and not to make any prepayment under the Convertible Note while amounts remain outstanding under any non-convertible notes of the Issuer (excluding notes issued pursuant to equipment financing). A copy of the June 2025 Amendment was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 2, 2025 and is incorporated herein by reference.

January 2026 Conversion. On January 28, 2026, Kaufman Kapital converted $500,000 of outstanding principal under the Convertible Note into 659,457 shares of Common Stock at the fixed conversion price of $0.7582 per share.

January 2026 New Loan. On January 28, 2026, Kaufman Kapital loaned $1,500,000 to the Issuer pursuant to the New Secured Note.

Current Plans and Purposes. The Reporting Persons currently hold the securities of the Issuer for investment purposes. The Reporting Persons continuously evaluate their investment in the Issuer based on a variety of factors, including the Issuer's financial condition, results of operations, business prospects, general market and economic conditions, and other factors. Depending on such evaluation, the Reporting Persons may from time to time acquire additional securities of the Issuer (including through conversion of outstanding Convertible Note principal and accrued interest or exercise of the $1.50 Warrant), dispose of some or all of the securities of the Issuer (including through open-market sales, privately negotiated transactions, block trades, registered offerings, or otherwise), or take any other action with respect to their investment in the Issuer as they may deem appropriate. Any such transactions may be effected at any time and from time to time, without prior notice, and will depend upon a variety of factors, including those described above.

Except as otherwise described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of 6,813,306 shares of Common Stock, consisting of:
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) 1,659,457 shares of Common Stock held directly by Kaufman Kapital, consisting of 1,000,000 shares acquired upon exercise of the $1.00 Warrant on June 5, 2025, and 659,457 shares acquired upon conversion of $500,000 of Convertible Note principal on January 28, 2026;

(ii) 3,824,848 shares of Common Stock issuable upon conversion of $2,900,000 of outstanding principal under the Convertible Note at the fixed conversion price of $0.7582 per share;

(iii) 829,001 shares of Common Stock issuable upon conversion of approximately $628,600 of accrued and unpaid interest under the Convertible Note as of the date hereof, at the fixed conversion price of $0.7582 per share (interest continues to accrue at the rate of 12% per annum on $2,900,000 of outstanding principal); and

(iv) 500,000 shares of Common Stock issuable upon exercise of the $1.50 Warrant at $1.50 per share.

The percentage of Common Stock beneficially owned is calculated in accordance with Rule 13d-3 under the Exchange Act based upon a denominator that includes (i) 14,582,416 shares of Common Stock outstanding as of March 25, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, and (ii) an aggregate of 5,153,849 shares issuable upon conversion and exercise of derivative securities held by the Reporting Persons that are convertible or exercisable within 60 days, for a total denominator of 19,736,265 shares.

Kaufman, as the sole member and manager of Kaufman Kapital, has sole voting and dispositive power over all securities held by Kaufman Kapital. Kaufman does not directly own any shares of Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In addition to the agreements previously disclosed in the Schedule 13D, the Reporting Persons are parties to the following agreements:

Warrant Exercise and Amendment to Notes and Warrant Agreement, dated June 1, 2025, between Kaufman Kapital and the Issuer, pursuant to which, among other things, Kaufman Kapital exercised the $1.00 Warrant in full, the expiration date of the $1.50 Warrant was extended to December 31, 2026, the maturity date of the Convertible Note was extended to December 31, 2026, the maturity date of the Prior Secured Note was extended to December 31, 2025, and the Issuer agreed to certain restrictions on prepayment of the Convertible Note. A copy of this agreement was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 2, 2025.

Senior Secured Promissory Note, dated January 28, 2026, in the principal amount of $1,500,000, issued by the Issuer to Kaufman Kapital. The New Secured Note bears interest at 8% per annum, matures on January 28, 2027, and is secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement. The New Secured Note is not convertible into Common Stock. A copy of the New Secured Note was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 28, 2026.

The Convertible Note, as amended, continues to be outstanding with a remaining principal balance of $2,900,000 and approximately $628,600 of accrued and unpaid interest as of the date hereof. The Convertible Note bears interest at 12% per annum, matures on December 31, 2026, and is convertible at any time at the option of the holder at a fixed conversion price of $0.7582 per share. Both outstanding principal and accrued interest are convertible into Common Stock. The Issuer's obligations under the Convertible Note continue to be secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement.

The $1.50 Warrant remains outstanding and is exercisable for 500,000 shares of Common Stock at $1.50 per share through December 31, 2026.

The Prior Secured Note has been repaid in full and is no longer outstanding.

Except as described above and in the documents previously filed with the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are incorporated by reference as exhibits to this Amendment:

Exhibit A: Joint Filing Agreement between Daniel L. Kaufman and Kaufman Kapital LLC (previously filed with the Original 13D)

Exhibit B: Warrant Exercise and Amendment to Notes and Warrant Agreement, dated June 1, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 2, 2025)

Exhibit C: Senior Secured Promissory Note, dated January 28, 2026, in the principal amount of $1,500,000 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 28, 2026)

## Signatures
- Kaufman Kapital LLC: Daniel L. Kaufman, Sole Member and Manager (04/06/2026)
- Daniel Louis Kaufman: Daniel Louis Kaufman, Daniel Louis Kaufman, individually (04/06/2026)